PACIFIC NORTH WEST CAPITAL CORP.

CODE OF BUSINESS CONDUCT AND ETHICS

Approved and Adopted by the Board of Directors on June 28, 2010.

THIS CODE APPLIES TO EVERY DIRECTOR, OFFICER (INCLUDING OUR CHIEF EXECUTIVE OFFICER (“CEO”) AND CHIEF FINANCIAL OFFICER (“CFO”)), AND EMPLOYEE OF PACIFIC NORTH WEST CAPITAL CORP. AND OF ANY SUBSIDIARY OF PACIFIC NORTH WEST CAPITAL CORP. (COLLECTIVELY, THE “COMPANY”).  THE TERM EMPLOYEE INCLUDES ANY INDIVIDUAL THAT IS PAID ON THE COMPANY PAYROLL.

To further the Company’s fundamental principles of honesty, loyalty, fairness and forthrightness, we have established this Code of Business Conduct and Ethics (the “Code”).  Our Code strives to deter wrongdoing and promote the following objectives:

1.

Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

2.

Full, fair, accurate, timely and transparent disclosure;

3.

Compliance with the applicable government and self-regulatory organization laws, rules and regulations;

4.

Prompt internal reporting of Code violations; and

5.

Accountability for compliance with the Code.

Below, we discuss situations that require application of our fundamental principles and promotion of our objectives.  If there is a conflict between the Code and a specific procedure you should consult the CEO, or another officer as may be designated by the CEO (“Designated Officer”) from time to time for guidance.  The CEO, in the event of a conflict between the Code and any such procedure, or for any other guidance in respect of the Code absent a specific referral herein, should consult the Chairman of the Audit Committee of the Board of Directors.

ACCOUNTABILITY FOR COMPLIANCE WITH THE CODE

Each director, officer and employee of the Company is expected to:

Understand.  The Company expects you to understand the requirements of your position including company expectations and governmental rules and regulations that apply to your position.

Comply.  The Company expects you to comply with theeode and all applicable laws, rules and regulations.

Report.  The Company expects you to report any violation of the Code of which you become aware.

Be Accountable.  The Company holds you accountable for complying with the Code.

ACCOUNTING POLICIES

The Company will make and keep books, records and accounts, which in reasonable detail accurately and fairly present the transactions and disposition of the assets of the Company.

All directors, officers, employees of the Company, and other persons are prohibited from directly or indirectly falsifying or causing to be false or misleading any financial or accounting book, record or account.  You and others are expressly prohibited from directly or indirectly manipulating an audit, and from destroying or tampering with any record, document or tangible object with the intent to obstruct a pending or contemplated audit, review or federal investigation.  The commission of, or participation in, one of these prohibited activities or other illegal conduct will subject you to government penalties, as well as punishment of up to and including termination of employment.

No director, officer or employee of the Company may directly or indirectly;

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Make or cause to be made a materially false or misleading statement, or

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Omit to state, or cause another person to omit to state, any material fact necessary to make statements made not misleading in connection with the audit of financial statements by independent accountants, the preparation of any required reports whether by independent or internal accountants, or any other work which involves or relates to the filing of a document with the U.S. Securities and Exchange Commission (“SEC”) or applicable Canadian securities regulatory authorities.

AMENDMENTS AND MODIFICATIONS OF THE CODE

There shall be no amendment or modification to the Code except by a vote of the Board of Directors or a designated committee of the Board of Directors that will ascertain whether an amendment or modification is appropriate.

In case of any amendment or modification of the Code that applies to an officer or director of the Company, the amendment or modification shall be posted on the Company’s website within two days of the vote by the Board of Directors or shall be otherwise disclosed as required by applicable law or TSX Exchange, or any senior stock exchange, rules.  Notice posted on the website shall remain there for a period of 12 months and shall be retained in the Company’s files as required by law.

ANONYMOUS REPORTING

If you wish to report a suspected violation of the Code anonymously, you may call the Chairman of the Audit Committee of the Board of Directors.  You do not have to reveal your identity in order to make a report.  If you do reveal your identity, it will not be disclosed by the Chairman of the Audit Committee unless disclosure is unavoidable during an investigation.

ANTI-BOYCOTT AND U.S. SANCTIONS LAWS

The Company must comply with anti-boycott laws, which prohibit it from participating in, and require us to report to the authorities any request to participate in, a boycott of a country or businesses within a country.  If you receive such a request, report it to the CEO.  We will also not engage in business with any government, entity, organization or individual where doing so is prohibited by applicable laws.  For more information on these laws contact the CEO who will consult with or refer you to the appropriate Company legal representatives.

ANTITRUST AND FAIR COMPETITION LAWS

The purpose of antitrust laws in Canada, the United States and most other countries is to provide a level playing field to economic competitors and to promote fair competition.  No director, officer or employee of the Company, under any circumstances or in any context, may enter into any understanding or agreement, whether express or implied, formal or informal, written or oral, with an actual or potential competitor, which would illegally limit or restrict in any way either party’s actions, including the offers of either party to any third party.  This prohibition includes any action relating to prices, costs, profits, products, services, terms or conditions of sale, market share or customer or supplier classification or selection.

It is our policy to comply with all Canadian, U. S. and all other applicable antitrust laws.  This policy is not to be compromised or qualified by anyone acting for or on behalf of our Company.  You must understand and comply with the antitrust laws as they may bear upon your activities and decisions.  Anti-competitive behavior in violation of antitrust laws can result in criminal penalties, both for you and for the Company.  Accordingly, any question regarding compliance with antitrust laws or your responsibilities under this policy should be directed to the CEO or the Designated Officer.  Any director, officer or employee of the Company found to have knowingly participated in violating the antitrust laws will be subject to disciplinary action, up to and including termination of employment.

Below are some scenarios that are prohibited and scenarios that could be prohibited to antitrust reasons.  These scenarios are not an exhaustive list of all prohibited and possibly prohibited antitrust conduct.  When in doubt about any situation, whether it is discussed below or not, you should consult with the CEO or the Designated Officer.

The following scenarios are prohibited for antitrust or anti-competition reasons:

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Proposals or agreements or understandings express or implied, formal or informal, written or oral with any competitor regarding any aspect of competition between the Company and the competitor for sales to third parties.

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Proposals or agreements or understandings with customers which restrict the price or other terms at which the customer may resell or lease any product or service to a third party.

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Proposals or agreements or understandings with suppliers which restrict the price or other terms at which the Company may resell or lease any product or service to a third party.

The following business arrangements could raise anti-competition or antitrust law issues.  Before entering into them, you must consult with the CEO or the Designated Officer:

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Exclusive arrangements for the purchase or sale of products or services.

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Bundling of goods and services.

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Technology licensing agreements that restrict the freedom of the license or licensor.

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Agreements to add an employee of the Company to another entity’s Board of Directors.

BRIBERY

You are strictly forbidden from offering, promising or giving money, gifts, loans, rewards, favors or anything of value to any governmental official, employee, agent or other intermediary which is prohibited by law.  Those paying a bribe may subject the Company and themselves to civil and criminal penalties.  When dealing with government customers or officials, no improper payments will be tolerated.  If you receive any offer of money or gifts that is intended to influence a business decision, it should be reported to your supervisor or the CEO immediately.

The Company prohibits improper payments in all of its activities, whether these activities are with governments or in the private sector.

COMPLIANCE WITH LAWS, RULES AND REGULATIONS

The Company’s goal and intention is to comply with the laws, rules and regulations by which we are governed.  In fact, we strive to comply not only with requirements of the law but also with recognized compliance practices.  All illegal activities or illegal conduct are prohibited whether or not they are specifically set forth in the Code.

Where law does not govern a situation or where the law is unclear or conflicting, you should discuss the situation with your supervisor and management should seek advice from the CEO, who will consult with or refer you to the appropriate Company legal representatives.  Business should always be conducted in a fair and forthright manner. Directors, officers and employees are expected to act according to high ethical standards.

COMPUTER AND INFORMATION SYSTEMS

For business purposes, officers and employees of the Company are provided telephones and computer workstations and software, including network access to computing systems such as the Internet and e-mail, to improve personal productivity and to efficiently manage proprietary information in a secure and reliable manner.  You must obtain the permission from the CEO to install any software on any Company computer or connect any personal laptop to the Company network.  As with other equipment and assets of the Company, we are each responsible for the appropriate use of these assets.  Except for limited personal use of the Company’s telephones and computer/Internet/e-mail, such equipment may be used only for business purposes.  Officers and employees of the Company should not expect a right to privacy of their e-mail or Internet use.  All e-mails or Internet use on Company equipment may be subject to monitoring by the Company.

CONFIDENTIAL INFORMATION BELONGING TO OTHERS

You must respect the confidentiality of information, including, but not limited to, trade secrets and other information given in confidence by others, including but not limited to partners, suppliers, contractors, competitors or customers, just as we protect our own confidential information.  However, certain restrictions about the information of others may place an unfair burden on the Company’s future business.  For that reason, directors, officers and employees of the Company should coordinate with the CEO to ensure appropriate agreements are in place prior to receiving any confidential third-party information.  These agreements must reflect a balance between the value of the information received on the one hand and the logistical and financial costs of maintaining confidentiality of the information and limiting the Company’s business opportunities on the other.  In addition, any confidential information that you may possess from an outside source, such as a previous employer, must not, so long as such information remains confidential, be disclosed to or used by the Company.  Unsolicited confidential information submitted to the Company should be refused, returned to the sender where possible and deleted, if received via the Internet.

CONFIDENTIAL AND PROPRIETARY INFORMATION

It is the Company’s policy to ensure that all operations, activities and business affairs of the Company and our business associates are kept confidential to the greatest extent possible.  Confidential information includes all non-public information that might be of use to competitors, or that might be harmful to the Company or its customers if disclosed.  Confidential and proprietary information about the Company or its business associates belongs to the Company, must be treated with strictest confidence and is not to be disclosed or discussed with others.

Unless otherwise agreed to in writing, confidential and proprietary information includes any and all methods, inventions, improvements or discoveries, whether or not patentable or copyrightable, and any other information of a similar nature disclosed to the directors, officers or employees of the Company or otherwise made known to the Company as a consequence of or through employment or association with the Company (including information originated by the director, officer or employee of the Company).  This can include, but is not limited to, information regarding the Company’s business, products, processes, and services.  It also can include information relating to research, development, inventions, trade secrets, intellectual property of any type or description, data, business plans, marketing strategies, engineering, contract negotiations and business methods or practices.

The following are examples of information that is not considered confidential:

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Information that is in the public domain to the extent it is readily available;

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Information that becomes generally known to the public other than by disclosure by the Company or a director, officer or employee; or

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Information you receive from a party that is under no legal obligation of confidentiality with the Company with respect to such information.

We have exclusive property rights to all confidential and proprietary information regarding the Company or our business associates.  The unauthorized disclosure of this information could destroy its value to the Company and give others an unfair advantage.  You are responsible for safeguarding Company information and complying with established security controls and procedures.  All documents, records, notebooks, notes, memoranda and similar repositories of information containing information of a secret, proprietary, confidential or generally undisclosed nature relating to the Company or our operations and activities made or compiled by the director, officer or employee of the Company or made available to you prior to or during the term of your association with the Company, including any copies thereof, unless otherwise agreed to in writing, belong to the Company and shall be held by you in trust solely for the benefit of the Company, and shall be delivered to the Company by you on the termination of your association with us or at any other time we request.

CONFLICTS OF INTEREST

Conflicts of interest can arise in virtually every area of our operations.  A “conflict of interest” exists whenever an individual’s private interests interfere or conflict in any way (or even appear to interfere or conflict) with the interests of the Company.  We must strive to handle in an ethical manner any actual or apparent conflicts of interest between personal and professional relationships.  We must each make decisions solely in the best interest of the Company.  Any business, financial or other relationship with suppliers, customers or competitors that might impair or appear to impair the exercise of our judgment solely for the benefit of the Company is prohibited.

Here are some examples of conflicts of interest:

Family Members.  Actions of family members may create a conflict of interest.  For example, gifts to family members by a supplier of the Company are considered gifts to you and must be reported.  Doing business for the Company with organizations where your family members are employed or that are partially or fully owned by your family members or close friends may create a conflict or the appearance of a conflict of interest.  For purposes of the Code “family members” include any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, and adoptive relationships.

Gifts, Entertainment, Loans, or Other Favors.  Directors, officers and employees of the Company shall not seek or accept personal gain, directly or indirectly, from anyone soliciting business from, or doing business with the Company, or from any person or entity in competition with us.  Examples of such personal gains are gifts, non-business-related trips, gratuities, favors, loans, and guarantees of loans, excessive entertainment or rewards.   However, you may accept gifts of a nominal value.  Other than common business courtesies, directors, officers, employees and independent contractors must not offer or provide anything to any person or organization for the purpose of influencing the person or organization in their business relationship with us.

Directors, officers and employees of the Company are expected to deal with advisors or suppliers who best serve the needs of the Company as to price, quality and service in making decisions concerning the use or purchase of materials, equipment, property or services.  Directors, officers and employees of the Company who use the Company’s advisors, suppliers or contractors in a personal capacity are expected to pay market value for materials and services provided.

Outside Employment.  Officers and employees of the Company may not participate in outside employment, self-employment, or serve as officers, directors, partners or consultants for outside organizations, if such activity:

1.

reduces work efficiency;

2.

interferes with your ability to act conscientiously in our best interest; or

3.

requires you to utilize our proprietary or confidential procedures, plans or techniques.

You must inform your supervisor of any outside employment, including the employer’s name and expected work hours.

Reporting Conflicts of Interest or Potential Conflicts of Interest.

You should report any actual or potential conflict of interest involving yourself or others of which you become aware to your supervisor or CEO.  Officers should report any actual or potential conflict of interest involving yourself or others of which you become aware to the Audit Committee of the Board of Directors.  Directors should report any actual or potential conflict of interest involving yourself or others of which you become aware to the Chairman of the Audit Committee of the Board of Directors.

CORPORATE COMMUNICATIONS

See Investor Relations and Public Affairs.

CORPORATE OPPORTUNITIES AND USE AND PROTECTION OF COMPANY ASSETS

You are prohibited from:

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taking for yourself, personally, opportunities that are discovered through the use of Company property, information or position;

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using Company property, information or position for personal gain; or

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competing with the Company.

You have a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

You are personally responsible and accountable for the proper expenditure of Company funds, including money spent for travel expenses or for business entertainment.  You are also responsible for the proper use of property over which you have control, including both Company property and funds and property that has been entrusted to your custody.  Company assets must be used only for proper purposes.

Company property should not be misused.  Company property may not be sold, loaned or given away regardless of condition or value, without proper authorization.  Each director, officer and employee of the Company should protect our assets and ensure their efficient use.  Theft, carelessness and waste have a direct impact on the Company’s profitability.  Company assets should be used only for legitimate business purposes.

DISCIPLINE FOR NON-COMPLIANCE WITH THE CODE

Disciplinary actions for violations of the Code can include oral or written reprimands, suspension or termination of employment or a potential civil lawsuit against you.

The violation of laws, rules or regulations, which can subject the Company to fines and other penalties, may result in your criminal prosecution.

DISCLOSURE POLICIES AND CONTROLS

The continuing excellence of the Company’s reputation depends upon our full and complete disclosure of important information about the Company that is used in the securities marketplace.  Our financial and non-financial disclosures and filings with the SEC and applicable Canadian securities regulatory authorities must be transparent, accurate and timely.  Proper reporting of reliable, truthful and accurate information is a complex process involving cooperation among many of us.  We must all work together to insure that reliable, truthful and accurate information is disclosed to the public.

The Company must disclose to the SEC, applicable Canadian securities regulatory authorities, current security holders and the investing public information that is required, and any additional information that may be necessary to ensure the required disclosures are not misleading or inaccurate.  The Company requires you to participate in the disclosure process, which is overseen by the CEO and CFO.  The disclosure process is designed to record, process, summarize and report material information as required by all applicable laws, rules and regulations.  Participation in the disclosure process is a requirement of a public company, and full cooperation and participation by the CEO and CFO and, upon request, other managers and employees in the disclosure process is a requirement of the Code.

Officers and employees must fully comply with their disclosure responsibilities in an accurate and timely manner (within the guidelines of applicable securities regulatory authorities) or be subject to discipline of up to and including termination of employment.

ENVIRONMENT, HEALTH AND SAFETY

The Company is committed to managing and operating our assets in a manner that is protective of human health and safety and the environment.  It is our policy to comply, in all material respects, with applicable health, safety and environmental laws and regulations.  Each employee of the Company is also expected to comply with our policies, programs, standards and procedures.

FAIR DEALING WITH OTHERS

No director, officer or employee of the Company should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

FILING OF GOVERNMENT REPORTS

Any reports or information provided, on our behalf, to federal, provincial, territorial, state, local or foreign governments should be true, complete and accurate.  Any omission, misstatement or lack of attention to detail could result in a violation of the reporting laws, rules and regulations.

INSIDER TRADING OR TIPPING

Directors, officers and employees of the Company who are aware of material, non-public information from or about the Company (an “insider”), are not permitted, directly or through family members or other persons or entities, to:

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Buy or sell securities (or derivatives relating to such securities) of the Company, including transfers in or out of the stock funds in the Employee Savings Plan (other than pursuant to a pre-approved trading plan that complies with the SEC Rule 10b5-1), or

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Pass on, tip or disclose material, nonpublic information to others outside the Company including family and friends.

Such buying, selling or trading of securities may be punished by discipline of up to and including termination of employment; civil actions, resulting in penalties of up to three times the amount of profit gained or loss avoided by the inside trade or stock tip; or criminal actions, resulting in fines and jail time.  Any questions concerning the above and as to whether communication of particular information is permissible should be referred to the CEO.

Examples of information that may be considered material, non-public information in some circumstances are:

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Undisclosed annual, quarterly or monthly financial results, a change in earnings or earnings projections, or unexpected or unusual gains or losses in major operations;

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Undisclosed negotiations and agreements regarding mergers, concessions, joint ventures, acquisitions, divestitures, business combinations or tender offers;

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Undisclosed drilling results or reserve or resource calculations;

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Undisclosed major management changes;

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A substantial contract award or termination that has not been publicly disclosed;

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A major lawsuit or claim that has not been publicly disclosed;

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Undisclosed information about public or private financings, or decisions concerning matters such as dividends or stock splits;

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An undisclosed filing of a bankruptcy petition by the Company or a significant subsidiary;

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Information that is considered confidential; and

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Any other undisclosed information that could affect our share price.

This list is illustrative only and is not intended to provide a comprehensive list of circumstances that could give rise to material information.  If you have any question as to whether particular information is material, consult with the CEO or the CFO, who will consult with legal counsel as appropriate.

Non-Public Information

Information concerning the Company is considered non-public if it has not been disseminated in a manner making it available to investors generally.  If you have any questions as to whether particular information has been so disseminated, consult with the CEO or the CFO, who will consult with legal counsel as appropriate.

Another Company’s Securities

The same policy also applies to securities issued by another company if you have acquired material, public information relating to such company in the course of your employment or affiliation with the Company.

Trades Following Disclosure

Once material information has been publicly disclosed, the market must be given an opportunity to receive and react to the information.  Generally, the Company’s directors, officers, employees may start trading on the third business day following release of the information.

INVESTOR RELATIONS AND PUBLIC AFFAIRS

It is very important that the information disseminated about the Company be both accurate and consistent.  For this reason, the CEO, CFO and Manager, Investor Relations are responsible for:  (i) the Company’s internal and external communications; (ii) public communications with stockholders, analysts and other interested members of the financial community; and (iii) communication with spokespersons in both routine and crisis situations.

NON-RETALIATION FOR REPORTING

In no event will the Company take or threaten any action against you as a reprisal or retaliation for making a complaint or disclosing or reporting information in good faith.  However, if a reporting individual was involved in improper activity the individual may be appropriately disciplined even if he or she was the one who disclosed the matter to the Company.  In these circumstances, we may consider the conduct of the reporting individual in reporting the information as a mitigating factor in any disciplinary decision.

We will not allow retaliation against any employee of the Company for reporting a possible violation of the Code in good faith.  Retaliation for reporting a federal offense is illegal under federal law and prohibited under the Code.  Retaliation for reporting any violation of a law, rule or regulation or a provision of the Code is prohibited.  Retaliation will result in discipline up to and including termination of employment and may also result in criminal prosecution.

POLITICAL CONTRIBUTIONS

You must refrain from making any use of Company, personal or other funds or resources on behalf of the Company for political or other purposes which are improper or prohibited by the applicable federal, provincial, territorial, state, local or foreign laws, rules or regulations.  Company contributions or expenditures in connection with election campaigns will be permitted only to the extent allowed by federal, provincial, territorial, state, local or foreign election laws, rules and regulations.

You are encouraged to participate actively in the political process.  We believe that individual participation is a continuing responsibility of those who live in a free country.

PROHIBITED SUBSTANCES

We have policies prohibiting the use of alcohol, illegal drugs or other prohibited items, including legal drugs which affect the ability to perform one’s work duties, while on Company premises.  We also prohibit the possession or use of alcoholic beverages, firearms, weapons or explosives on our property unless authorized by the CEO.  You are also prohibited from reporting to work while under the influence of alcohol or illegal drugs.

PUBLIC AFFAIRS

See Investor Relations and Public Affairs.

RECORD RETENTION

We have document retention policies to establish retention periods for records created or received in the normal course of business.  A record is any information, regardless of physical format, which has been created or received in the transaction of the Company’s business.  Physical format of a record includes hard copy, electronic, magnetic tape, disk, audio, video, optical image, etc.  Each corporate department is responsible for the maintenance, retrieval, transfer, and destruction of its records in accordance with the established filing procedures, records retention schedules and procedures.

The alteration, destruction or falsification of corporate documents or records may constitute a criminal act.  Destroying or altering documents with the intent to obstruct a pending or anticipated official government proceeding is a criminal act and could result in large fines and a prison sentence of up to 20 years.  Document destruction or falsification in other contexts can result in a violation of the federal securities laws or the obstruction of justice laws.

Before any destruction of any documents or records, you must consult the Company’s document retention procedures.  You are required to review, follow and abide by the terms of those procedures.  If the procedure is not clear, questions arise, or there is a pending or anticipated official proceeding, then the CEO must approve any document destruction.

RELATIONS AMONG EMPLOYEES:  RESPECT AND CONTRIBUTION

We function as a team.  Your success as part of this team depends on your contribution and ability to inspire the trust and confidence of your coworkers and supervisors.  Respect for the rights and dignity of others and a dedication to the good of our Company are essential.

A cornerstone of our success is the teamwork of directors, officers and employees of the Company.  We must each respect the rights of others while working as a team to fulfill our objectives.  To best function as part of a team, you must be trustworthy and dedicated to high standards of performance.  The relationships between business groups also require teamwork.

To facilitate respect and contribution among employees of the Company, we have implemented the following employment policies:

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To hire, pay and assign work on the basis of qualifications and performance;

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Not to discriminate on the basis of race, religion, ethnicity, national origin, color, gender, age, citizenship, veteran’s status, marital status or disability;

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To attract and retain a highly talented workforce;

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To encourage skill growth through training and education and promotional opportunities;

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To encourage an open discussion between all levels of employees and to provide an opportunity for feedback from the top to the bottom and from the bottom to the top;

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To prohibit any sexual, physical, verbal or any other kind of harassment by others while an employee is on the job;

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To make the safety and security of our employees while at Company facilities a priority;

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To recognize and reward additional efforts that go beyond our expectations; and

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To respect all workers’ rights to dignity and personal privacy by not disclosing employee information, including protected health information, unnecessarily.

REPORTING OF CODE VIOLATIONS

You should be alert and sensitive to situations that could result in actions that might violate federal, state, or local laws or the standards of conduct set forth in the Code.  If you believe your own conduct or that of a fellow employee of the Company may have violated any such laws or the Code, you have an obligation to report the matter.

Generally, you should raise such matters first with an immediate supervisor.  However, if you are not comfortable bringing the matter up with your immediate supervisor, or do not believe the supervisor has dealt with the matter properly, then you should raise the matter with CEO or the CFO or, if a law, rule or regulation is in question, then consult with the CEO or the CFO, who will consult with or refer you to the appropriate Company legal representatives.  The most important point is that possible violations should be reported and we support all means of reporting them.

Directors and officers of the Company should report any potential violations of the Code to the Audit Committee of the Board of Directors.

WAIVERS

There shall be no waiver of any part of the Code for any director or officer of the Company except by a vote of the Board of Directors or a designated committee of the Board of Directors that will ascertain whether a waiver is appropriate under all the circumstances.  In case a waiver of the Code is granted to a director or officer of the Company, the notice of such waiver shall be posted on our website within five days of the Board of Directors’ vote or shall be otherwise disclosed as required by applicable law or Stock Exchange rule.  Notices posted on our website shall remain there for a period of 12 months and shall be retained in our files as required by law.

A waiver for a specific event arising under the “Conflicts of Interest” section of the Code may be granted to an employee of the Company, who is not a director or officer of the Company, on the approval of two of the following:  the CEO and one of the Board of Directors.  No other waivers of the Code are permitted.

CONCLUSION

The Code is an attempt to point all of us at the Company in the right direction, but no document can achieve the level of principled compliance that we are seeking.  In reality, each of us must strive every day to maintain our awareness of these issues and to comply with the Code’s principles to the best of our abilities.  Before we take an action, we must always ask ourselves:

Does it feel right?

Is this action ethical in every way?

Is this action in compliance with the law?

Could my action create an appearance of impropriety?

Am I trying to fool anyone, including myself, about the propriety of this action?

If an action would elicit the wrong answer to any of these questions, do not take it.  We cannot expect perfection, but we do expect good faith.  If you act in bad faith or fail to report illegal or unethical behavior, then you will be subject to disciplinary procedures.  We hope that you agree that the best course of action is to be honest, forthright and loyal at all times.